SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No._)

SHALLBETTER INDUSTRIES, INC.

(Name of issuer)

Common Stock	819270 10 9
(Title of Class of Securities)	(CUSIP Number)

Robert J. L. Shaw
1402-1415 W. Georgia St.
Vancouver, B.C.
Canada V6C 3CA
808 924 9377

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: _____.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, excluding all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819270 10 9

(1) Name of Reporting Person: Robert J. L. Shaw

I.R.S. Identification No. of above person (entities only):

(2) Check the appropriate box if a member of a group:

(a) __

(b) X

(3) SEC Use Only:

(4) Source of Funds: OO

(5) Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):__YES __X_NO

(6) Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person with:

(7) Sole Voting Power: 1,069,376

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 1,069,376

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Benefically Owned by Each Reporting Person: 1,069,376

(12) Check if the aggregate amount in Row (11) excludes certain shares _____.

(13) Percent of class represented by amount in Row (11): 5.3%

(14) Type of Reporting Person: IN

ITEM 1.      SECURITY AND ISSUER

The class of securities to which this Schedule 13D relates is the Common Stock of Shallbetter Industries, Inc. (the "Issuer"). Its principal executive offices are located at 4750 Table Mesa Drive, Boulder, Colorado 80305.

ITEM 2.      IDENTITY AND BACKGROUND

      (a) The person filing this statement is Robert J. L. Shaw, who is the beneficial owner of the shares to which this Schedule 13D relates.
     (b) - (c) Mr. Shaw is the President of Sea Dragon, Inc., a corporation organized and existing under the laws of the British Virgin Islands, and whose business address is 1402-1415 W. Georgia St., Vancouver, B.C., Canada V6C 3CA.
     (d) Mr. Shaw has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
     (e) Mr. Shaw has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Shaw is a founder of Logistics Resources Limited ("Logistics"), and was previously a director of Logistics. On September 24, 2003, the Company acquired all of the issued and outstanding stock of Logistics in a share exchange transaction (the "Share Exchange"). Mr Shaw acquired his shares of Common Stock upon completion of the Share Exchange, in exchange for his shares of stock in Logistics.

ITEM 4.      PURPOSE OF TRANSACTION

Mr. Shaw acquired the securities described herein as a result of the Share Exchange. Mr. Shaw does not have any present plans or proposals that relate to or that would result in:
     (a) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the Company's business or corporate structure;
     (f) Any other material change in the Company's business or corporate structure;
     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
     (j) Any action similar to any of those enumerated above.

Notwithstanding the above, Mr. Shaw may, in his capacity as a director of the Company, have plans or proposals relating to items (a) through (j) above and to such extent Mr. Shaw declines to indicate such plans or proposals, and disclaims any obligation to update such disclosure, except to the extent they derive from his status as a stockholder instead of a director. In addition, Mr. Shaw may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate plans or proposals regarding the Company or its securities, to the extent deemed advisable by Mr. Shaw in light of his general investment policy, market conditions and other factors.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Shaw beneficially owns 10,981,976 (54.9%) of the Issuer.
     (b) Mr. Shaw has the sole power to vote, to direct to vote, and the sole power to dispose or to direct the disposition of, 10,981,976 shares of the Issuer.
     (c) Other than the Share Exchange, Mr. Shaw has not effected any transactions in shares of Common Stock during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Agreement for Share Exchange dated August 14, 2003,there are no contracts, agreements, understandings or relationships (legal or otherwise) between Robert J.L. Shaw and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

2.1 Agreement for Share Exchange, dated August 14, 2003 by and among Shallbetter Industries, Inc., a Minnesota corporation, Logistic Resources, Ltd., a corporation organized and existing under the laws of the British Virgin Islands, and Anthony Chow, Anita Choy, Sea Dragon, Inc., a corporation organized and existing under the laws of the British Virgin Islands and McCallion Capital, LLC, a Nevada limited liability company.

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /S/ ROBERT J.L. SHAW
Robert J.L. Shaw

Date: September 26, 2003

Exhibit 2.2 Agreement for Share Exchange dated as of August 14, 2003

AGREEMENT FOR SHARE EXCHANGE

THIS AGREEMENT FOR SHARE EXCHANGE (this "Agreement") is dated as of August 14, 2003, by and among SHALLBETTER INDUSTRIES, INC., a Minnesota corporation ("SHALLBETTER"), LOGISTIC RESOURCES, LTD., a corporation organized and existing under the laws of the British Virgin Islands ("LOGISTIC"), and ANTHONY CHOW, ANITA CHOY, SEA DRAGON, INC., a corporation organized and existing under the laws of the British Virgin Islands and MCCALLION CAPITAL, LLC, a Nevada limited liability company (hereinafter the "STOCKHOLDERS"), who together own all of the issued and outstanding shares of LOGISTIC.

RECITALS:

WHEREAS, SHALLBETTER desires to acquire all of the issued and outstanding common stock of LOGISTIC solely in exchange for the issuance of shares of voting stock of SHALLBETTER; and

WHEREAS, the STOCKHOLDERS desire to exchange their shares of LOGISTIC for shares of SHALLBETTER, and LOGISTIC desires to cooperate and assist in completion of the transaction in order to become a wholly-owned subsidiary of SHALLBETTER; and

WHEREAS, the Board of Directors of SHALLBETTER and the Board of Directors of LOGISTIC have each approved the proposed transaction, contingent upon satisfaction prior to closing of all of the terms and conditions of this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with completion of the proposed share exchange transaction.

NOW, THEREFORE, in consideration of the foregoing recitals, which shall be considered an integral part of this Agreement, and the covenants, conditions, representations and warranties hereinafter set forth, the parties hereby agree as follows:

ARTICLE I

THE EXCHANGE

1.1 The Exchange. At the Closing (as hereinafter defined), SHALLBETTER shall acquire all of the issued and outstanding common stock of LOGISTIC from the STOCKHOLDERS. Consideration to be issued by SHALLBETTER in exchange for the LOGISTIC shares shall be the issuance of approximately 327.5269 shares of common stock of SHALLBETTER (the "Exchange Shares") for each share of LOGISTIC stock acquired. The Exchange shall take place upon the terms and conditions provided for in this Agreement and the applicable laws of Minnesota and of the British Virgin Islands. Exclusive of shares issuable in the future upon exercise of warrants, options, and/or any other rights to acquire shares of SHALLBETTER which may be outstanding following closing hereunder, immediately after such closing there shall be a total of approximately 20,000,000 shares of common stock of SHALLBETTER issued and outstanding. For United States federal income tax purposes, it is intended that the Exchange shall constitute a tax-free reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Code").

1.2 Closing and Effective Time. Subject to the provisions of this Agreement, the parties shall hold a closing (the "Closing") on (i) the first business day on which the last of the conditions set forth in Article V to be fulfilled prior to the Closing is fulfilled or waived or (ii) such other date as the parties hereto may agree (the "Closing Date"), at such time and place as the parties hereto may agree. Such date shall be the date of Exchange (the "Effective Time").

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of SHALLBETTER. SHALLBETTER represents and warrants to LOGISTIC and to the STOCKHOLDERS as follows:

(a) Organization, Standing and Power. SHALLBETTER is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary.

(b) Capital Structure. As of the date of execution of this Agreement, the authorized capital stock of SHALLBETTER consists of 45,000,000 shares of Common Stock with a par value of $0.01 per share, of which 3,623,655 shares are currently issued and outstanding, and 5,000,000 shares of Preferred Stock with a par value of $0.01, of which no shares are currently issued and outstanding. The Exchange Shares to be issued pursuant to this Agreement shall be, when issued pursuant to the terms of the resolution of the Board of Directors of SHALLBETTER approving such issuance, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as otherwise specified herein, as of the date of execution of this Agreement, there are no other options, warrants, calls, agreements or other rights to purchase or otherwise acquire from SHALLBETTER at any time, or upon the happening of any stated event, any shares of the capital stock of SHALLBETTER whether or not presently issued or outstanding.

(c) Certificate of Incorporation, Bylaws, and Minute Books. The copies of the Articles of Incorporation and of the Bylaws of SHALLBETTER which have been delivered to LOGISTIC are true, correct and complete copies thereof. The minute book of SHALLBETTER, which has been made available for inspection, contains accurate minutes of all meetings and accurate consents in lieu of meetings of the Board of Directors (and any committee thereof) and of the shareholders of SHALLBETTER since December, 1999 (the date of commencement of activities related to the rehabilitation of SHALLBETTER as an active public corporation) and accurately reflects all transactions referred to in such minutes and consents in lieu of meetings.

(d) Authority. SHALLBETTER has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of SHALLBETTER. No other corporate or shareholder proceedings on the part of SHALLBETTER are necessary to authorize the Exchange, or the other transactions contemplated hereby.

(e) Conflict with Other Agreements; Approvals. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest or other encumbrance on assets (any such conflict, violation, default, right of termination, cancellation or acceleration, loss or creation, a "violation") pursuant to any provision of the Articles of Incorporation or Bylaws or any organizational document of SHALLBETTER or, result in any violation of any loan or credit agreement, note, mortgage, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to SHALLBETTER which violation would have a material adverse effect on SHALLBETTER taken as a whole. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity") is required by or with respect to SHALLBETTER in connection with the execution and delivery of this Agreement by SHALLBETTER or the consummation by SHALLBETTER of the transactions contemplated hereby.

(f) Books and Records. SHALLBETTER has made and will make available for inspection by LOGISTIC and the STOCKHOLDERS upon reasonable request all the books of SHALLBETTER relating to the business of SHALLBETTER. Such books of SHALLBETTER have been maintained in the ordinary course of business. All documents furnished or caused to be furnished to LOGISTIC and the STOCKHOLDERS by SHALLBETTER are true and correct copies, and there are no amendments or modifications thereto except as set forth in such documents.

(g) Compliance with Laws. SHALLBETTER has been and currently is in compliance in all material respects with all laws, regulations, rules, orders, judgments, decrees and other requirements and policies imposed by any Governmental Entity applicable to it, its properties or the operation of its businesses.

(h) SEC Filings. SHALLBETTER filed a registration statement on Form 10-SB under the Securities Exchange Act of 1934 on August 9, 2000. In accordance with Section 12(g) under the 1934 Act such registration statement became effective on or about October 8, 2000. Thereafter, SHALLBETTER has filed all periodic reports required to be filed with the Securities and Exchange Commission and as of the date hereof, is current in its filing obligations.

(i) Financial Statements. Copies of SHALLBETTER's audited financial statements for the fiscal year ended December 31, 2002 and of its unaudited financial statements for the three months ended March 31, 2003 have been delivered to LOGISTIC.

(j) Litigation. There is no suit, action or proceeding pending, or, to the knowledge of SHALLBETTER, threatened against or affecting SHALLBETTER which is reasonably likely to have a material adverse effect on SHALLBETTER, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against SHALLBETTER having, or which, insofar as reasonably can be foreseen, in the future could have, any such effect.

(k) Tax Returns. SHALLBETTER has duly filed any tax reports and returns required to be filed by it and has fully paid all taxes and other charges claimed to be due from it by any federal, state or local taxing authorities. There are not now any pending questions relating to, or claims asserted for, taxes or assessments asserted upon SHALLBETTER.

2.2 Representations and Warranties of LOGISTIC. LOGISTIC represents and warrants to SHALLBETTER as follows:

(a) Organization, Standing and Power. LOGISTIC is a corporation duly organized, validly existing and in good standing under the laws of the British Virgin Islands, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary.

(b) Capital Structure. The authorized capital stock of LOGISTIC consists of 50,000 shares of Common Stock with $1.00 par value. As of the date of execution of this Agreement, it has a total of 50,000 shares of common stock issued and outstanding. All outstanding shares of LOGISTIC stock are validly issued, fully paid and nonassessable and not subject to preemptive rights or other restrictions on transfer. All of the issued and outstanding shares of LOGISTIC were issued in compliance with all applicable securities laws. Except as otherwise specified herein, there are no options, warrants, calls, agreements or other rights to purchase or otherwise acquire from LOGISTIC at any time, or upon the happening of any stated event, any shares of the capital stock of LOGISTIC.

(c) Certificate of Incorporation, Bylaws and Minute Books. The copies of the Articles of Incorporation and of the other corporate documents of LOGISTIC which have been delivered to SHALLBETTER are true, correct and complete copies thereof. The minute books of LOGISTIC which have been made available for inspection contain accurate minutes of all meetings and accurate consents in lieu of meetings of the Board of Directors (and any committee thereof) and of the shareholders of LOGISTIC since the date of incorporation and accurately reflect all transactions referred to in such minutes and consents in lieu of meetings.

(d) Authority. LOGISTIC has all requisite power to enter into this Agreement and, subject to approval of the proposed transaction by the STOCKHOLDERS, has the requisite power and authority to consummate the transactions contemplated hereby. Except as specified herein, no other corporate or shareholder proceedings on the part of LOGISTIC are necessary to authorize the Exchange and the other transactions contemplated hereby.

(e) Conflict with Agreements; Approvals. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of any provision of the Certificate of Incorporation or Bylaws of LOGISTIC or of any loan or credit agreement, note, mortgage, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to LOGISTIC or its properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to LOGISTIC in connection with the execution and delivery of this Agreement by LOGISTIC, or the consummation by LOGISTIC of the transactions contemplated hereby.

(f) Current Assets . LOGISTIC does not have current financial statements available for delivery to SHALLBETTER. However, LOGISTIC hereby represents and warrants that its current asset holdings consist of 13 mineral exploration licenses in Outer Mongolia covering an area in excess of 400,000 hectares. In lieu of delivery of financial statements to SHALLBETTER and as an inducement to SHALLBETTER to enter into this Agreement, LOGISTIC represents that it estimates the current fair market of its assets to be in excess of $100,000,000. LOGISTIC further represents and warrants that it is currently in the process of obtaining audited financial statements for its fiscal years ending December 31, 2002 and December 31, 2001, as well as unaudited financial statements for the 6 month period ended June 30, 2003, and that such financial statements shall be delivered to SHALLBETTER on or before the date which is 60 days following the date of completion of the share exchange transaction described herein.

(g) Books and Records. LOGISTIC has made and will make available for inspection by SHALLBETTER upon reasonable request all the books of account, relating to the business of LOGISTIC. Such books of account of LOGISTIC have been maintained in the ordinary course of business. All documents furnished or caused to be furnished to SHALLBETTER by LOGISTIC are true and correct copies, and there are no amendments or modifications thereto except as set forth in such documents.

(h) Compliance with Laws. LOGISTIC is and has been in compliance in all material respects with all laws, regulations, rules, orders, judgments, decrees and other requirements and policies imposed by any Governmental Entity applicable to it, its properties or the operation of its businesses.

(i) Liabilities and Obligations. LOGISTIC has no material liabilities or obligations (absolute, accrued, contingent or otherwise) except (i) liabilities that are listed on Schedule 2.2(i) attached hereto and incorporated herein by this reference and (ii) liabilities incurred since the date of this Agreement which liabilities were incurred in the ordinary course of business.

(j) Litigation. There is no suit, action or proceeding pending, or, to the knowledge of LOGISTIC threatened against or affecting LOGISTIC, which is reasonably likely to have a material adverse effect on LOGISTIC, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against LOGISTIC having, or which, insofar as reasonably can be foreseen, in the future could have, any such effect.

(k) Taxes. LOGISTIC has filed or will file within the time prescribed by law (including extension of time approved by the appropriate taxing authority) all tax returns and reports required to be filed with all other jurisdictions where such filing is required by law; and LOGISTIC has paid, or made adequate provision for the payment of all taxes, interest, penalties, assessments or deficiencies due and payable on, and with respect to such periods. LOGISTIC knows of (i) no other tax returns or reports which are required to be filed which have not been so filed and (ii) no unpaid assessment for additional taxes for any fiscal period or any basis therefor.

(l) Licenses, Permits; Intellectual Property. LOGISTIC owns or possesses in the operation of its business all material authorizations which are necessary for it to conduct its business as now conducted. Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby will require any notice or consent under or have any material adverse effect upon any such authorizations.

2.3 Representations and Warranties of STOCKHOLDERS. STOCKHOLDERS individually and collectively represent and warrant to SHALLBETTER as follows:

(a) Ownership of Shares. STOCKHOLDERS are the owners of all of the issued and outstanding common stock of LOGISTIC consisting of 50,000 shares of $1.00 par value common stock, free and clear of any liens, claims or other encumbrances, and with the unqualified right to transfer such shares pursuant to and in accordance with the terms of this Agreement. The total number of shares owned by each of the STOCKHOLDERS is as follows:

Name	Number of Shares
Anthony Chow	33,530
Anita Choy	7,090
Sea Dragon, Inc.	3,265
McCallion Capital, LLC	6,115

(b) Representations of Logistics. To the best knowledge and belief of the STOCKHOLDERS, the representations and warranties of LOGISTIC contained in Section 2.2 of this Agreement are true and correct.

ARTICLE III

COVENANTS RELATING TO CONDUCT OF BUSINESS

3.1 Covenants of LOGISTIC and SHALLBETTER. During the period from the date of this Agreement and continuing until the Effective Time, LOGISTIC and SHALLBETTER each agree as to themselves as follows:

(a) Ordinary Course. Each party shall carry on its respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted.

(b) Dividends; Changes in Stock. No party shall (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, or (ii) repurchase or otherwise acquire, or permit any subsidiary to purchase or otherwise acquire, any shares of its capital stock.

(c) Issuance of Securities. No party shall issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any voting debt or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting debt or convertible securities.

(d) Governing Documents. No party shall amend or propose to amend its Articles of Incorporation or Bylaws.

(e) No Dispositions. Except for the transfer of assets in the ordinary course of business consistent with prior practice, no party shall sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of its assets, which are material, individually or in the aggregate, to such party.

(f) Indebtedness. No party shall incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of such party or guarantee any debt securities of others other than in each case in the ordinary course of business consistent with prior practice.

3.2 Other Actions. No party shall take any action that would or is reasonably likely to result in any of its representations and warranties set forth in this Agreement being untrue as of the date made (to the extent so limited), or in any of the conditions to the Exchange set forth in Article V not being satisfied.

ARTICLE IV

ADDITIONAL AGREEMENTS

4.1 Restricted SHALLBETTER Shares. The Exchange Shares will not be registered under the Securities Act of 1933, but will be issued pursuant to exemptions from the registration requirements of such Act for transactions not involving a public offering. As a result, upon issuance to the STOCKHOLDERS, the Exchange Shares will constitute "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933, and accordingly, the STOCKHOLDERS will not thereafter be able to transfer such shares except upon compliance with the registration requirements of the Securities Act and applicable state securities laws or in reliance upon an available exemption therefrom. The certificates evidencing the Exchange Shares shall contain a legend to the foregoing effect and at closing hereunder, the STOCKHOLDERS shall each provide SHALLBETTER with an Investment Letter acknowledging the fact that the Exchange Shares are restricted securities and agreeing to the foregoing transfer restrictions.

4.2 Access to Information. Upon reasonable notice, SHALLBETTER and LOGISTIC shall each afford to the officers, employees, accountants, counsel and other representatives of the other company, access to all their respective properties, books, contracts, commitments and records and, during such period, each of SHALLBETTER and LOGISTIC shall furnish promptly to the other (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. Unless otherwise required by law, the parties will hold any such information which is nonpublic in confidence until such time as such information otherwise becomes publicly available through no wrongful act of either party, and in the event of termination of this Agreement for any reason each party shall promptly return all nonpublic documents obtained from any other party, and any copies made of such documents, to such other party.

4.3 Legal Conditions to Exchange. Each of SHALLBETTER and LOGISTIC shall take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on itself with respect to the Exchange and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or upon any of their related entities or subsidiaries in connection with the Exchange. Each party shall take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party, required to be obtained or made by SHALLBETTER or LOGISTIC or any of their related entities or subsidiaries in connection with the Exchange or the taking of any action contemplated thereby or by this Agreement. As soon as reasonably possible following execution of this Agreement, SHALLBETTER shall take such steps as may be necessary or appropriate to prepare, file with the SEC and transmit to its shareholders of record the notice required by Rule 14f-1 under the Securities Exchange Act of 1934.

4.4 SHALLBETTER Board of Directors and Officers. By execution of this Agreement, SHALLBETTER agrees to take such steps as may be necessary or appropriate to cause its current officers and directors to resign as of the Closing Date and to cause its current directors to appoint one or more successor directors designated by the STOCKHOLDERS.

ARTICLE V

CONDITIONS PRECEDENT

5.1 Conditions to Each Party's Obligation To Effect the Exchange. The respective obligations of each party to effect the Exchange shall be conditional upon the filing, occurring or obtainment of all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by any governmental entity or by any applicable law, rule, or regulation governing the transactions contemplated hereby.

5.2 Conditions to Obligations of SHALLBETTER. The obligation of SHALLBETTER to effect the Exchange is subject to the satisfaction of the following conditions on or before the Closing Date unless waived by SHALLBETTER:

(a) Representations and Warranties. The representations and warranties of LOGISTIC and of the STOCKHOLDERS set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, and SHALLBETTER shall have received a certificate signed on behalf of LOGISTIC by the President of LOGISTIC and by the STOCKHOLDERS to such effect.

(b) Performance of Obligations of LOGISTIC. LOGISTIC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and SHALLBETTER shall have received a certificate signed on behalf of LOGISTIC by the President to such effect.

(c) Closing Documents. SHALLBETTER shall have received such certificates and other closing documents as counsel for SHALLBETTER shall reasonably request.

(d) Consents. LOGISTIC shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, in the reasonable opinion of SHALLBETTER, individually or in the aggregate, have a material adverse effect on LOGISTIC and its subsidiaries and related entities taken as a whole upon the consummation of the transactions contemplated hereby. LOGISTIC shall also have received the approval of its shareholders in accordance with applicable law.

(e) Due Diligence Review. SHALLBETTER shall have completed to its reasonable satisfaction a review of the business, operations, finances, assets and liabilities of LOGISTIC and shall not have determined that any of the representations or warranties of LOGISTIC contained herein are, as of the date hereof or the Closing Date, inaccurate in any material respect or that LOGISTIC is otherwise in violation of any of the provisions of this Agreement.

(f) Pending Litigation. There shall not be any litigation or other proceeding pending or threatened to restrain or invalidate the transactions contemplated by this Agreement, which, in the sole reasonable judgment of SHALLBETTER, made in good faith, would make the consummation of the Exchange imprudent. In addition, there shall not be any other litigation or other proceeding pending or threatened against LOGISTIC, the consequences of which, in the judgment of SHALLBETTER, could be materially adverse to LOGISTIC.

5.3 Conditions to Obligations of LOGISTIC and STOCKHOLDERS. The obligations of LOGISTIC and of the STOCKHOLDERS to effect the Exchange are subject to the satisfaction of the following conditions unless waived by LOGISTIC and by the STOCKHOLDERS:

(a) Representations and Warranties. The representations and warranties of SHALLBETTER set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, LOGISTIC and STOCKHOLDERS shall have received a certificate signed on behalf of SHALLBETTER by the President to such effect.

(b) Performance of Obligations of SHALLBETTER. SHALLBETTER shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and LOGISTIC and the STOCKHOLDERS shall have received a certificate signed on behalf of SHALLBETTER by the President to such effect.

(c) Shareholder Approval. All of the STOCKHOLDERS shall have consented to and voted in favor of completion of the proposed transaction by executing this Agreement.

(d) Closing Documents. LOGISTIC shall have received such certificates and other closing documents as counsel for LOGISTIC shall reasonably request, including, but not limited to, written appointments signed by one or more of the current directors of SHALLBETTER of one or more persons designated by LOGISTIC as new directors of SHALLBETTER together with written resignations of the current officers and directors of SHALLBETTER effective as of the date of closing hereunder.

(e) Consents. SHALLBETTER shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the transactions contemplated hereby.

(f) SEC Compliance. SHALLBETTER shall be current in compliance with its reporting and filing obligations under the Securities Exchange Act of 1934, including, but not limited to, the filing and dissemination of a notice to shareholders regarding the proposed change in directors as required by Rule 14f-1.

(g) Due Diligence Review. LOGISTIC shall have completed to its reasonable satisfaction a review of the business, operations, finances, assets and liabilities of SHALLBETTER and shall not have determined that any of the representations or warranties of SHALLBETTER contained herein are, as of the date hereof or the Closing Date, inaccurate in any material respect or that SHALLBETTER is otherwise in violation of any of the provisions of this Agreement.

(h) Pending Litigation. There shall not be any litigation or other proceeding pending or threatened to restrain or invalidate the transactions contemplated by this Agreement, which, in the sole reasonable judgment of LOGISTIC, made in good faith, would make the consummation of the Exchange imprudent. In addition, there shall not be any other litigation or other proceeding pending or threatened against SHALLBETTER the consequences of which, in the judgment of LOGISTIC, could be materially adverse to SHALLBETTER.

(i) Lock-Up Agreements. LOGISTIC shall have received a lock-up agreement substantially in the form attached hereto as Exhibit A attached hereto executed on behalf of the Don and Bonnie Saunders Family Trust with respect to the 1,227,500 shares of SHALLBETTER of which it is the record holder, and a signed lock-up agreement substantially in the form attached hereto as Exhibit A executed on behalf of the Saunders Childrens Trust with respect to the 999,999 shares of SHALLBETTER of which it is the record holder.

ARTICLE VI

TERMINATION AND AMENDMENT

6.1 Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a) by mutual consent of SHALLBETTER, LOGISTIC and the STOCKHOLDERS;

(b) by either SHALLBETTER, LOGISTIC or the STOCKHOLDERS if there has been a material breach of any representation, warranty, covenant or agreement on the part of another party to this Agreement which breach has not been cured within five (5) business days following receipt by the breaching party of notice of such breach, or if any permanent injunction or other order of a court or other competent authority preventing the consummation of the Exchange shall have become final and non-appealable; or

(c) by either SHALLBETTER or LOGISTIC if the Exchange shall not have been consummated before August 31, 2003.

6.2 Effect of Termination. In the event of termination of this Agreement by either LOGISTIC, SHALLBETTER or the STOCKHOLDERS as provided in Section 6.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto. In such event, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

6.3 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

6.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by the respective Board of Directors of SHALLBETTER and LOGISTIC, and consented to by the STOCKHOLDERS, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

ARTICLE VII

GENERAL PROVISIONS

7.1 Survival of Representations, Warranties and Agreements. All of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time for a period of three years from the date of this Agreement.

7.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) If to SHALLBETTER to:	30 Sembrado Rancho Santa Margarita,CA 92688
(b) If to LOGISTIC, to:	c/o McCallion Capital, LLC 2500 Kalakaua Avenue, #310 Honolulu, HI 96815

7.3 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available.

7.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

7.5 Entire Agreement; No Third Party Beneficiaries; Rights of Ownership. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

7.6 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Minnesota without regard to principles of conflicts of law. Each party hereby irrevocably submits to the jurisdiction of any Minnesota state court or any federal court in the State of Minnesota in respect of any suit, action or proceeding arising out of or relating to this Agreement, and irrevocably accept for themselves and in respect of their property, generally and unconditionally, the jurisdiction of the aforesaid courts.

7.7 No Remedy in Certain Circumstances. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof or thereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take any action required herein, the other party shall not be entitled to specific performance of such provision or part hereof or thereof or to any other remedy, including but not limited to money damages, for breach hereof or thereof or of any other provision of this Agreement or part hereof or thereof as a result of such holding or order.

7.8 Publicity. Except as otherwise required by law or the rules of the SEC, so long as this Agreement is in effect, no party shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the written consent of the other party, which consent shall not be unreasonably withheld.

7.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

IN WITNESS WHEREOF, this Agreement for Share Exchange has been signed by the parties set forth below as of the date set forth above.

SHALLBETTER INDUSTRIES, INC.	STOCKHOLDERS:

By: /S/THOMAS K. RUSSELL Thomas K. Russell, President	By: /S/ ANTHONY CHOW Anthony Chow

LOGISTIC RESOURCES, LTD.	By: /S/ ANITA CHOY Anita Choy

By: /S/ ANTHONY CHOW Anthony Chow, Authorized Agent	SEA DRAGON, INC.

By: /S/ J.L. SHAW J.L. Shaw, Authorized Agent

MCCALLION CAPITAL, LLC

By: /S/ CHARLES MCCALLION Charles McCallion, Authorized Agent